June 9, 2005

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Re:	LoJack Corporation Form 10-K for the fiscal year ended December 31, 2004 File Number 1-08439

Dear Mr. Spirgel:

During a telephone conversation on May 26, 2005, Kathyrn Jacobson, Staff Accountant with the Division of Corporation Finance of the Securities and Exchange Commission, issued three oral comments to clarify certain points in our April 28, 2005 response letter to you relating to our Form 10-K for the fiscal year ended December 31, 2004. We have summarized her comments below and have given our responses to each.

Comment #1: Please clarify the following statement as mentioned in the Company's Form 10-K relating to those warranties to which an independent third party insurer, and not the Company is the primary obligor, "we recognize payments for these contracts, net of related costs, in revenues at the time of sale." Please explain the nature of the related costs that are netted.

Response

In our April 28, 2005 response to your Comment #9, we indicated, among other things, “we have reported revenues based on the gross amount billed to our customer in accordance with EITF 99-19 and SAB 104.” This referenced the accounting for Guarantee Plus 5000 product sales where we recognize revenues, net of related sales incentive payments to our dealer, on a gross basis and separately record the unit cost in cost of revenues at the time of sale.

The costs that are netted in revenues relate to commission payments made to certain sales personnel employed by our customers - new car dealerships. For example, we sell our GP5000 product to a dealership, which we invoice and for which we receive full payment. If we then make an incentive payment to the sales personnel at the dealership that sold the GP5000 (or in some cases to the dealership directly), only the net amount of the total we invoiced the dealership less the incentive payment is recognized in revenues.

This in accordance with EITF Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer, which addresses whether consideration from a vendor to a reseller of the vendor's products is (a) an adjustment of the selling prices of the vendor's products and, therefore, should be deducted from revenue when recognized in the vendor's income statement or (b) a cost incurred by the vendor for assets or services received from the reseller and, therefore, should be included as a cost or an expense when recognized in the vendor's income statement.

EITF Issue No. 01-9 indicates that consideration from a vendor to a reseller of the vendor's products is presumed to be a reduction of the selling prices of the vendor's products and, therefore, should be characterized as a reduction of revenue when recognized in the vendor's income statement.  That presumption is overcome and the consideration should be characterized as a cost incurred if, and to the extent that, a benefit is or will be received from the recipient of the consideration that meets both of the following conditions:

a.     The vendor receives, or will receive, an identifiable benefit (goods or services) in return for the consideration.  In order to meet this condition, the identified benefit must be sufficiently separable from the recipient's purchase of the vendor's products such that the vendor could have entered into an exchange transaction with a party other than a purchaser of its products in order to receive that benefit.

b.     The vendor can reasonably estimate the fair value of the benefit identified under condition (a).  If the amount of consideration paid by the vendor exceeds the estimated fair value of the benefit received, that excess amount should be characterized as a reduction of revenue when recognized in the vendor's income statement.

Since LoJack does not meet the criteria in a. above, we have characterized the incentive payment to our customer as a reduction of revenue.

Comment #2: Relating to your GP5000 warranty product, you indicate in the Company's Form 10-K that "if the laws of jurisdictions change so that we are determined to be the primary obligor, revenues may have to be deferred under such circumstances. We believe that these jurisdictional changes are possible and should they occur, reported revenues could adversely be impacted". Please describe the nature of the impact on revenue recognition. In addition, describe the primary obligor determination based on your interpretation of the law.

Response

In jurisdictions where a third party, and not LoJack, is determined to be the primary obligor, we recognize payments for the product in revenues at the time of sale. When we sell a GP5000 in a jurisdiction where it has been determined that LoJack is the primary obligor, revenues are deferred and recognized over the estimated term of the warranties, which we have determined to be equivalent to the estimated life of vehicle ownership.

The GP5000 product distributed by LoJack is provided pursuant to a contract with a third party program administrator. That administrator, in turn, arranges for the insurance to support the warranties with an authorized insurance company. Under the contract, it is the responsibility of the administrator to provide LoJack with an insurance product in each jurisdiction which is compliant with the law of that jurisdiction, and to keep LoJack advised of changes in applicable law. The insurance companies engaged by the administrator are required to obtain state-by-state approval of policy forms. LoJack does not independently monitor legislative changes in each state. We have been advised by the administrator that, as of December 31, 2004, and presently, the State of California is the only jurisdiction that considers LoJack to be a primary obligor on the GP5000 product. The administrator has also advised that the statute that results in the State of California considering LoJack to be the primary obligor on the GP5000 product is unique to California.

Comment #3: Relating to your GP5000 warranty product, describe the insurance arrangement between the Company, dealership and end consumer.

Response

LoJack pays a third party program administrator a fee for arranging insurance coverage, payment of premiums and administering the program. Each car dealership that sells the LoJack Unit and related GP5000 warranty distributes an insurance certificate, issued by an insurance company licensed in the respective jurisdiction, to consumers, who are the insured party. Except to the extent required by the California statute mentioned above, the obligation to the consumer is that of the insurance company only. LoJack is not an insured under the policy, nor does LoJack have any obligation to the consumer. Loss claims are made by the consumer, processed by the administrator and referred to the insurance company for payment.

Comments or questions on the Company’s responses should be directed to the undersigned at 781-251-4129.

Sincerely,

/s/ Keith E. Farris

Keith E. Farris

Chief Financial Officer

cc:	Ms. Kathryn Jacobson
Mr. Dean Suehiro